Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

NovaGold Resources Inc. (“NovaGold” or the “Company”)
Suite 2300
200 Granville Street
Vancouver, BC V6C 1S4

Item 2.	Date of Material Change

July 21, 2008

Item 3.	News Release

A news release relating to the material change described in this report was issued on July 21, 2008.

Item 4.	Summary of Material Changes

On July 21, 2008, NovaGold announced the death of Cole McFarland, a director on the NovaGold Board.

Item 5.	Full Description of Material Change

Item 5.1	Full Description of the Material Change

Mr. McFarland had been a director of the Company since May 2001 and was currently serving on the Compensation Committee.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

The following senior officer of NovaGold is knowledgeable about the material change described in this report and may be contacted by any of the Securities Commissions with respect to the change:

Robert J. (Don) MacDonald
Senior Vice-President and Chief Financial Officer
Telephone: (604) 669-6227
Fax: (604) 669-6272

Item 9.	Date of Report

July 22, 2008